FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is an unaudited pro forma condensed consolidated statement of income that gives pro forma effect to (i) the acquisition by Seanergy Maritime Holdings Corp. (the "Company") on May 28, 2010 of a 51% ownership interest in Maritime Capital Shipping Limited ("MCS") from Maritime Capital Shipping (Holdings) Limited, ("Maritime Holdings"), a company controlled by members of the Restis family, one of the Company's major shareholders, (ii) the Company's acquisition of the remaining 49% ownership interest in MCS, which was completed on September 15, 2010 and was retrospectively recorded as of May 20, 2010, and (iii) the Company's acquisition of the remaining 50% ownership interest in BET, which was completed on October 22, 2010 and was retrospectively recorded as of May 20, 2010.

This Report on Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-166697 and 333-169813).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

/s/ Christina Anagnostara
By:	Christina Anagnostara
Chief Financial Officer

Dated: March 31, 2011

SK 26979 0001 1183692